Filed by Forest Oil Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Mariner Energy, Inc.

File No. 333-129096

These materials are not a substitute for the registration statement that was filed with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. The registration statement has not yet been declared effective.  Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents that will be filed by Forest and Mariner with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request when such a filing is made to Mariner Energy, Inc., 2101 CityWest Blvd., Bldg. 4, Ste. 900, Houston, TX 77042-2831, Attention: Investor Relations.

Mariner, Forest and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.

NEWS	FOR FURTHER INFORMATION

FOREST OIL CORPORATION	CONTACT: PATRICK J. REDMOND

707 17th STREET, SUITE 3600

DIRECTOR - INVESTOR RELATIONS

DENVER, COLORADO 80202	303.812.1441

FOR IMMEDIATE RELEASE

FOREST OIL ANNOUNCES CREDIT FACILITY AMENDMENT AND MARINER
FORM S-4 AMENDMENT AND BONDHOLDER CONSENT NEWS

DENVER, COLORADO – December 27, 2005 - Forest Oil Corporation (NYSE: FST) (Forest or the Company) announced today that it has reached an agreement with its commercial banks to amend its $600 million combined credit facility to reallocate its global borrowing base.  The allocated Canadian borrowing base was increased from $50 million to $100 million, while the allocated U.S. borrowing base was decreased by $50 million to $500 million.  This change is being made to accommodate a $75 million dividend from Canadian Forest Oil to Forest in 2005.  The dividend will be invested in U.S. oil and gas properties and will be eligible for favorable U.S. tax treatment under the American Jobs Creation Act of 2004.  Forest intends to record a current tax charge of approximately $4 million associated with this dividend in the fourth quarter.

Mariner Form S-4 Amendment

Forest also announced today that Mariner Energy, Inc. (Mariner) filed an amendment to its Registration Statement on Form S-4 with the Securities and Exchange Commission on December 22, 2005.  The Registration Statement contains a preliminary form of proxy statement/prospectus-information statement relating to the proposed spin-off and merger of Forest’s offshore Gulf of Mexico operations with Mariner.

As previously announced, under the terms of the transaction, Forest has contributed all of its offshore Gulf of Mexico operations, certain derivative liabilities and asset retirement obligations to a separate wholly-owned subsidiary (“Spinco”), which will then merge with a wholly-owned subsidiary of Mariner in a stock-for-stock transaction.   As a result of the transaction, in addition to retaining all of their Forest Oil common stock, Forest’s shareholders will receive approximately 0.8 shares of Mariner common stock for each Forest share owned as of the record date.  Forest shareholders will receive approximately 58 percent of the common stock of Mariner on a diluted basis.  Forest will not receive any shares of Mariner in connection with this transaction. Further to the transaction, Spinco will borrow from a third party and pay to Forest $200 million cash (subject to certain adjustments to reflect an economic effective date of July 1, 2005), which Forest will use to pay down debt.  Mariner has applied to list its shares on the New York Stock Exchange.  The transaction is expected to close in the first quarter of 2006.

Bondholder Consents

Based on a current valuation of the Forest Gulf of Mexico operations and the current amount of distributions permitted by the covenants contained in the indentures governing Forest’s outstanding bonds, Forest is not required to obtain consents of its bondholders for the spin-off and the merger.

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Forward-Looking Statements

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, that address activities that Forest assumes, plans, expects, believes, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements provided in this press release are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. Forest cautions that its future natural gas and liquids production, revenues and expenses and other forward-looking statements are subject to all of the risks and uncertainties normally incident to the exploration for and development and production and sale of oil and gas. These risks include, but are not limited to, price volatility, inflation or lack of availability of goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating future oil and gas production or reserves, and other risks as described in Forest’s 2004 Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Also, the financial results of Forest’s foreign operations are subject to currency exchange rate risks. Any of these factors could cause Forest’s actual results and plans to differ materially from those in the forward-looking statements.

These materials are not a substitute for the registration statement that was filed with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to shareholders. The registration statement has not yet been declared effective. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents that will be filed by Forest and Mariner with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request when such a filing is made to Mariner Energy, Inc., 2101 CityWest Blvd., Bldg. 4, Suite 900, Houston, TX 77042-2831, Attention: Investor Relations.

Mariner, Forest and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.

Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.

Forest Oil Corporation is engaged in the acquisition, exploration, development, and production of natural gas and crude oil in North America and selected international locations.  Forest’s principal reserves and producing properties are located in the United States in the Gulf of Mexico, Alaska, Louisiana, Oklahoma, Texas, Utah, and Wyoming, and in Canada.  Forest’s common stock trades on the New York Stock Exchange under the symbol FST.  For more information about Forest, please visit its website at www.forestoil.com.

December 27, 2005

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